FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   September 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: September 14, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
September 14, 2006

First drill results from Namaga Project in Niger
22m grading 2.4 g/t and 10m grading 4.9g/t

Orezone Resources Inc. (OZN:TSX, AMEX) reports that assay results have been received from a rotary air blast (“RAB”) and reverse circulation (“RC”) drilling program carried out on the 1148 km(2) Namaga permit in Niger, West Africa. The Namaga permit, located in the Tera greenstone belt in Western Niger, has been optioned from Greencastle Resources (VGN:TSXV) and surrounds Koma Bangou, the country’s largest artisanal mining site. The first phase of drilling consisted of 4,268m of RAB and 2,000m of RC drilling to test targets previously identified by Ashanti Goldfields through soil geochemistry, mapping and trenching and by Orezone through a recent geophysical survey. The best results have come from two drill fences that tested a two km-long quartz rubble geochemical anomaly in the Block 3 target area, located 20km west of Koma Bangou. Hole B3B0154 intersected 10m grading 4.86g/t starting at 32m downhole, while the adjacent hole B3B0155 intersected 22m at 2.40g/t starting at 10m downhole. (Note: lengths are downhole lengths. Further information is needed to determine true widths) Please see table of significant results at www.orezone.com/site/properties/namagatable.asp

Orezone Resources optioned the Namaga and Koyria properties from Greencastle in January of this year (see press release January 23, 2006) and immediately commenced evaluating their gold potential. Several line kilometres of induced polarization (“IP”) grids were run across the most prospective ground on both properties. Drilling on the Namaga permit commenced in May this year and two target areas were drilled before the onset of the rainy season (July to Sept). It is anticipated that drilling will commence on the Koyria permit, located in the Sirba greenstone belt and along strike from Semafo’s (SMF:TSX) Samira Hill Mine, after the rainy season this year.

Mr. Ron Little, President & CEO stated: “Results from the first pass regional exploration program are very encouraging for us and our partners and we intend to carry out a follow up program at Namaga this fall.”

The latest results are part of an ongoing $2.3 million exploration program in Niger covering the Namaga and Koyria permits and Orezone’s 100% owned Kossa permit. Orezone can earn a 50% interest in the Namaga and Koyria permits by spending $1 million on each property over three years and can increase its interest to 75% by completing a Bankable Feasibility Study.

Drilling on the Namaga property was supervised by Dr. Pascal Marquis, VP Exploration and Mr. Jeff Ackert, VP Technical Services, P.Geo., who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Samples were collected at a minimum of every 1m down the hole and 2m composite samples were analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 10% of the samples are for QA/QC, which includes random head assays, duplicates, standards and blanks, as well as tail assays on samples that returned at least 0.5 g/t.

Orezone is an explorer and emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa, where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President & CFO gbowes@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.